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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 25 2014

Washington DC

SEC FILE NUMBER
8 - 50629



14045905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2013_____ AND ENDING _____12/31/2013_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hedge Harbor Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York   New York   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce H. Lipnick   212-871-3754
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- if individual, state last, first, middle name)

4 Becker Farm Road   Roseland   NJ   07068
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Bruce H. Lipnick_____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Hedge Harbor Inc._____ , as of
_____Decemer 31_____ ,20_13_ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____

_____
_____
Signature

C FO
Title

SHENGYU CAO
Notary Public, State of New York
No. 01CA6246104
Qualified in New York County
Commission Expires _____

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
  solidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
  pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEDGE HARBOR INC.

CONTENTS




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4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Hedge Harbor Inc.

We have audited the accompanying statement of financial condition of Hedge Harbor Inc. (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hedge Harbor Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

1

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Regulations under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Roseland, New Jersey
February 12, 2014

Rothstein Kass
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2

HEDGE HARBOR INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash and cash equivalents	$	218,244
Fees receivable		138,424
Other assets		12,187
	$	368,855

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	32,238
Due to parent		7,278
Payable to placement agents		58,867
		98,383

Stockholder's equity

Common stock, $0.01 par value; 3,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		3,090,820
Accumulated deficit		(2,820,349)
Total stockholder's equity		270,472
	$	368,855

HEDGE HARBOR INC.

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1. Nature of business and summary of significant accounting policies

Nature of Business

Hedge Harbor Inc. (the "Company"), a wholly-owned subsidiary of Asset Alliance Corporation (the "Parent"), was incorporated on October 3, 1997. The Company provides marketing and referral services for private investment products advised or managed by non-affiliated asset managers and entities affiliated with the Parent with which the Company has a referral fee agreement in place. The Company is a registered broker-dealer under the Securities Exchange Act of 1934; the Financial Industry Regulatory Authority ("FINRA"); the Commodity Futures Trading Commission (the "CFTC"); and the National Futures Association (the "NFA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 12, 2014. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

The Company's revenues are derived from referral fees earned. Such fees are per contractual arrangement and are derived from a portion of management and/or performance fees primarily calculated based on assets under management at the referred entity. Referrals are to entities that are either advised or managed by certain non-affiliated and affiliated companies. These revenues are usually payable on a monthly or quarterly basis. Certain fees earned by the Company will continue as long as the referral assets placed by the Company remain under management at the referred entity. (See also Note 7 – Related Party Transactions.) The Company may also perform referral services for affiliated companies for which no fees are earned.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

HEDGE HARBOR INC.

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2010. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

HEDGE HARBOR INC.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2013, the Company's net capital was approximately $174,000 which was approximately $129,000 in excess of its minimum requirement of $45,000.

3. Income taxes

The Company is included in the consolidated federal, state and local income tax return filed by the Parent. Federal, and combined state and local taxes, have been calculated in the financial statements on a stand-alone basis using separate entity income at the effective rate of the Company.

The Company's federal income tax provision is computed in accordance with an agreement between the Parent and its subsidiaries. The Parent pays federal taxes or receives federal tax benefits on the Company's behalf. In 2013, the Parent was able to absorb the tax benefit of the Company's loss however, no amounts for federal income taxes receivable are recorded as due from Parent and affiliate at December 31, 2013.

At December 31, 2013, the Company has tax losses available for offset against future years' taxable income of approximately $2,884,000, expiring between 2017 and 2033. The Company's net operating loss ("NOL") results in a deferred tax asset of approximately $1,009,000 for federal income tax purposes, approximately $236,000 for New York State income tax purposes and approximately $254,000 for New York City income tax purposes. The Company has provided a full valuation allowance to reduce its related deferred tax asset to zero because of the uncertainty relating to realizing such benefits in the future. The Company's valuation allowance changed by approximately $47,000 for the year ended December 31, 2013 reflective of 2013's net loss.

A valuation allowance was established to offset the net operating loss carryforward and other deferred tax assets to the extent it is more-likely-than-not, based upon available evidence, that the recorded value will not be realized. Realization is dependent on the existence of sufficient taxable income within the carryforward period, including future reversals of certain taxable temporary difference.

The effective tax rate differs from the U.S. federal statutory rate primarily from the change in the valuation allowance.

4. Concentrations of credit risk

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

During the year ended December 31, 2013, approximately 83% of the Company's revenues were from three customers. As of December 31, 2013, there were fees due from these customers of approximately $130,000.

HEDGE HARBOR INC.

NOTES TO FINANCIAL STATEMENTS

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5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Commitments and contingencies

Management of the Company does not believe there are any open legal matters that will have a material adverse affect on the financial condition, results of operations or cash flows of the Company.

7. Related party transactions

Placement Revenues and Fees

Included in referral fee revenues for 2013 is $7,500 of fees earned by the Company primarily for services provided to its Parent under an agreement. There is no amount receivable from affiliates at December 31, 2013. To the extent that revenues are not received by the Company, the Company is contractually relieved from remitting fees to third parties.

Shared Services Agreement

Certain administrative services are provided by entities affiliated with the Company. In this regard, certain operating expenses of these affiliates are allocated to the Company based on an agreed-upon allocation. During the year ended December 31, 2013, the Company was allocated rent, salary and other expenses in the amount of $102,000. Due to Parent includes $7,278 owed for certain of these allocated cost.

8. Liquidity

The Parent recognizes the nature of the Company's business activities and that certain operating costs may need to be funded for a period of time until investors improve the level of allocations they make to the funds and accounts advised by managers with which the Company has placement agreements. The Parent has agreed to make additional contributions as needed. However, if the Parent believes there are sufficient funds available to meet operating expenses, the Parent may withdraw the excess funds. In this regard, the Company made a net capital distribution of $75,000 during 2013 to the Parent.

HEDGE HARBOR INC.

December 31, 2013

Net capital, stockholder's equity	$	270,472
Less nonallowable assets		
Fees receivable		84,545
Other assets		12,187
		96,732
Net capital	$	173,740
Aggregate indebtedness	$	98,383
Computed minimum net capital required (6 2/3% of aggregate indebtedness)	$	6,562
Minimum net capital required (under SEC Rule 15c3-1)	$	5,000
Minimum net capital required (under CFTC Regulation 1.17)	$	45,000
Excess net capital ($173,740-$45,000)	$	128,740

Percentage of aggregate indebtedness to net capital	$	98,383	
	$	173,740	
			57%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2013.